
Mail Stop 4561

November 20, 2017

Gary A. Simanson
Chief Executive Officer
Thunder Bridge Acquisition, Ltd.
9912 Georgetown Pike
Suite D203
Great Falls, Virginia 22066

> **Re:** **Thunder Bridge Acquisition, Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 30, 2017**
> **CIK No. 0001720592**

Dear Mr. Simanson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.  Please limit the outside cover page to one page. See Item 501(b) of Regulation S-K.

2.  We note your disclosure on your prospectus cover that you cannot guarantee that your securities will be approved for listing on the NASDAQ. Please tell us if you expect to know before this registration statement is effective whether the NASDAQ has approved your listing application. In addition, confirm that you will file a pre-effective amendment to reflect applicable changes to your disclosure if your application is not approved.

Summary

General, page 1

3.      Please ensure that the information about your management's track record is balanced, with equally prominent discussion, if applicable, of any management experience with similar transactions initiated but abandoned, unsuccessful transactions, or transactions or entities that generated losses for investors.

Other Acquisition Considerations, page 3

4.      Please disclose here, as you state on page 37, that you are not required to obtain a fairness opinion from an independent accounting or investment banking firm unless you pursue a business combination with a company that is affiliated with your sponsor, officers or directors.

The Offering, page 6

5.      On pages 18-19 you disclose that you may be able to amend your certificate of incorporation to change provisions related to pre-business combination activity with a 65% stockholder vote. It appears from this disclosure that your sponsor may vote its founders shares to amend any SPAC structure provisions or public investor protections. Accordingly, please disclose more clearly here and in your related risk factor on page 45 the amount of public shares that would be required to meet the 65% voting threshold should your sponsor vote to amend your certificate of incorporation.

Risk Factors

Our public shareholders may not be afforded an opportunity to vote…, page 25

6.      Please expand this risk factor to clarify briefly the circumstances in which there would not be a shareholder vote on your proposed initial business combination.

Proposed Business

General, page 69

7.      Please clarify what you mean by a start-up company, including any objective criteria that you use to determine whether a company is a start-up. We note your disclosure on pages 78 and 79 that you may acquire a business in its early stages of development or growth.

Gary A. Simanson
Thunder Bridge Acquisition, Ltd.
November 20, 2017
Page 3

Selection of a target business and structuring of our initial business combination, page 79

8.      Please revise to disclose, if accurate, that investors will be relying on the business judgment of the board of directors and that the board of directors will have significant discretion in choosing the standard used to establish the fair market value of the target acquisition. Clarify that the different methods of valuation may vary greatly from one another. Further, please disclose whether you will advise shareholders of the basis used to determine fair market value and the manner in which you will make this disclosure.

Competition, page 94

9.      Please disclose the number of publicly-traded SPACs that may be competitors. Also, please clarify if there are any publicly traded SPACs that have a focus on the financial services industry.

General

10.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Katherine Wray

                                                Katherine Wray
                                                Attorney-Advisor
                                                Office of Information Technologies
                                                and Services

cc:     Stuart Neuhauser, Esq
        Ellenoff Grossman & Schole LLP